240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
(Name of Issuer)
Praxis Precision Medicines, Inc.
(Title of Class of Securities)
Common Stock, Par Value $0.0001 Per Share

(CUSIP Number)

74006W108

(Date of Event Which Requires Filing of this Statement)

December 31, 2021

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[  ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74006W108
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,446,393 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,446,393 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,446,393 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 3.2% (see Item 4)
(12) Type of reporting person (see instructions) PN

CUSIP No. 74006W108
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,446,393 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,446,393 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,446,393 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 3.2% (see Item 4)
(12) Type of reporting person (see instructions) CO

CUSIP No. 74006W108
(1) Names of reporting persons Cubist Systematic Strategies, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 9,599 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 9,599 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 9,599 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) <0.1% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 74006W108
(1) Names of reporting persons Point72 Hong Kong Limited
(2) Check the appropriate box if a member of a group
(see instructions)
(3) SEC use only
(4) Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,565 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,565 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,565 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) <0.1% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 74006W108
(1) Names of reporting persons Point72 Biotech Private Investments, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 988,995 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 988,995 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 988,995 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 2.2% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 74006W108
(1) Names of reporting persons Differentiated Ventures Investments, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 988,995 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 988,995 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 988,995 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 2.2% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 74006W108
(1) Names of reporting persons 72 Investment Holdings, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 988,995 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 988,995 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 988,995 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 2.2% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 74006W108
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 2,446,552 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,446,552 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 2,446,552 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.5% (see Item 4)
(12) Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:
Praxis Precision Medicines, Inc.
Item 1(b) Address of issuer's principal executive offices:
99 High Street, 30th Floor, Boston, MA 02110
2(a) Name of persons filing (the “Reporting Persons”):
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset
Management”) with respect to 1,446,393 shares of common stock, par value $0.0001 per share
(“Common Stock”), of the Issuer held by certain investment funds it manages; (ii)
Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to shares of Common Stock held by certain investment funds managed by Point72 Asset
Management; (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”)
with respect to 9,599 shares of Common Stock held by certain investment funds it manages; (iv)  Point72 Hong Kong Limited (“Point72 Hong Kong”) with respect to 1,565 shares of Common Stock held by certain investment funds it manages; (v) Point72
Biotech Private Investments, LLC (“Point72 Biotech”) with respect to 988,995 shares of Common Stock of which it is the record owner; (vi) Differentiated Ventures
Investments, LLC (“Differentiated Ventures”), the managing member of Point72
Biotech, with respect to the shares of Common Stock held by Point72 Biotech;
(vii) 72 Investment Holdings, LLC (“72 Investment Holdings”), the sole member of Differentiated Ventures, with respect to the shares of Common Stock held by
Point72 Biotech, and (viii) Steven A. Cohen (“Mr. Cohen”) the sole member of 72
Investment Holdings and sole shareholder of Point72 Capital Advisors Inc., with respect to: (A) the 1,446,393 shares of Common Stock beneficially owned by Point72
Asset Management and Point72 Capital Advisors Inc., (B) the 9,599 shares of
Common Stock beneficially owned by Cubist System Strategies, (C) the 1,565 shares of Common Stock beneficially owned by Point72 Hong Kong and (D) the
988,995 shares of Common Stock beneficially owned Point72 Biotech, Differentiated
Ventures, and 72 Investment Holdings.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic
Strategies, Point72 Hong Kong, Point72 Biotech, Differentiated Investors, 72
Investment Holdings and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
2(b) Address or principal business office or, if none, residence:
The address of the principal business office of (i) Point72 Asset Management,
Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, 72
Investment Holdings and Mr. Cohen is 72 Cummings Point Road, Stamford, CT
06902; (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001;
and (iii) Point72 Hong Kong is 12th Floor, Chater House, 8 Connaught Road
Central, Hong Kong.
2(c) Citizenship:
Point72 Asset Management is a Delaware limited partnership. Point72 Capital
Advisors Inc. is a Delaware corporation. Cubist Systematic Strategies, Point72
Biotech, Differentiated Ventures and 72 Investment Holdings are Delaware limited liability companies. Point72 Hong Kong is a Hong Kong limited liability company.
Mr. Cohen is a United States citizen.
2(d) Title of class of securities:
Common Stock, Par Value $0.0001 Per Share
2(e) CUSIP Number:
74006W108

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on December 31, 2021:

1. Point72 Asset Management, L.P.
(a) Amount beneficially owned: 1,446,393
(b) Percent of class: 3.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,446,393
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,446,393

2. Point72 Capital Advisors, Inc.
(a) Amount beneficially owned: 1,446,393
(b) Percent of class: 3.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,446,393
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,446,393

3. Cubist Systematic Strategies, LLC
(a) Amount beneficially owned: 9,599
(b) Percent of class: <0.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 9,599
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 9,599

4. Point72 Hong Kong Limited
(a) Amount beneficially owned: 1,565
(b) Percent of class: <0.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,565
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,565

5. Point72 Biotech Private Investments, LLC
(a) Amount beneficially owned: 988,995
(b) Percent of class: 2.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 988,995
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 988,995

6. Differentiated Ventures Investments, LLC
(a) Amount beneficially owned: 988,995
(b) Percent of class: 2.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 988,995
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 988,995

7. 72 Investment Holdings, LLC
(a) Amount beneficially owned: 988,995
(b) Percent of class: 2.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 988,995
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 988,995

8. Steven A. Cohen
(a) Amount beneficially owned: 2,446,552
(b) Percent of class: 5.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,446,552
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,446,552

Point72 Asset Management is the manager to a private investment fund that is the record owner of 1,446,393 shares of Common Stock.  Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to securities held by such private investment fund and, as a result, may be deemed to share beneficial ownership over the 1,446,393 shares of Common Stock held by such fund.  Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management and may be deemed to share beneficial ownership of the shares of Common Stock of which
Point72 Asset Management may be deemed the beneficial owner.

Cubist Systematic Strategies is the manager to a private investment fund that is the record
owner of 9,599 shares of Common Stock.   Pursuant to an investment management
agreement, Cubist Systematic Strategies maintains investment and voting power with respect to securities held by such private investment fund and, as a result, may be deemed to share beneficial ownership over the 9,599 shares of Common Stock held by such fund.

Point72 Hong Kong is the manager to a private investment fund that is the record owner
of 1,565 shares of Common Stock.   Pursuant to an investment management agreement,
Point72 Hong Kong maintains investment and voting power with respect to securities held by such private investment fund and, as a result, may be deemed to share beneficial ownership over the 1,565 shares of Common Stock held by such fund

Point72 Biotech is the record owner of 988,995 shares of Common Stock.  Differentiated
Ventures is the managing member of Point72 Biotech and may be deemed to share beneficial ownership over the shares of Common Stock held by Point72 Biotech.
72 Investment Holdings is the sole member of Differentiated Ventures and may be deemed to share beneficial ownership of the shares of Common Stock of which
Differentiated Ventures may be deemed the beneficial owner.

Mr. Cohen is the sole member of 72 Investment Holdings and sole shareholder of Point72 Capital Advisors Inc. and may be deemed to beneficially own both the 988,995 shares of Common Stock of which 72 Investment Holdings may be deemed the beneficial owner and the 1,446,393 shares of Common Stock of which
Point72 Capital Advisors Inc. may be deemed the beneficial owner.

Each of Point72 Asset Management, Point72 Capital Advisors Inc., Cubist
Systematic Strategies, Point72 Hong Kong, Point72 Biotech, Differentiated
Ventures, 72 Investment Holdings, and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.
Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under§ 240.14a-11.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

POINT72 ASSET MANAGEMENT, L.P.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person
POINT72 CAPITAL ADVISORS, INC.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person
CUBIST SYSTEMATIC STRATEGIES, LLC
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person
POINT72 HONG KONG LIMITED
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 BIOTECH PRIVATE INVESTMENTS, LLC
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

DIFFERENTIATED VENTURES INVESTMENTS, LLC
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person
72 INVESTMENT HOLDINGS, LLC
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person
STEVEN A. COHEN
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person